# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tigo Energy, Inc., CIK 0001855447
CUSIP: 88675P103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 983 University Avenue, Suite B, Los Gatos, California (CA), 95032
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001011438-23-000546
Filed by CIK 0001990396

## Reporting persons
- L1 Energy Capital Management S.a.r.l.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- L1 New Energy GrowthCo S.a.r.l.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- L1 New Energy HeadCo S.a.r.l.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Letterone Holdings S.A.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Tigo Energy, Inc.
Address of issuer's principal executive offices: 983 University Avenue, Suite B, Los Gatos, California, 95032

## Item 2. Person Filing
Name of person filing:
This statement is being filed by:

(i) L1 Energy Capital Management S.a.r.l. ("L1 Energy"),
(ii) L1 New Energy GrowthCo S.a.r.l. ("L1 GrowthCo"),
(iii) L1 New Energy HeadCo S.a.r.l. ("L1 HeadCo"), and
(iv) Letterone Holdings S.A. ("L1 Holdings" and, together with L1 Energy, L1 GrowthCo and L1 HeadCo, the "Reporting Persons").

L1 GrowthCo is the sole owner of L1 Energy, L1 HeadCo is the majority owner of L1 GrowthCo, and L1 Holdings is the majority owner of L1 HeadCo. Each of Neil Toyer and Barry O'Dwyer serves as a director of L1 Energy. This statement relates to the Common Stock, par value $0.0001 per share ("Shares"), of Tigo Energy, Inc. (the "Issuer").
Address of principal business office or, if none, residence: The principal business office of each Reporting Person is 161, Rue du Kiem, L-8030 Strassen, Luxembourg.
Citizenship: (i) L1 Energy is a Luxembourg company (a societe a responsabilite limitee), (ii) L1 GrowthCo is a Luxembourg company (a societe a responsabilite limitee), (iii) L1 HeadCo is a Luxembourg company (a societe a responsabilite limitee), and (iv) L1 Holdings is a Luxembourg company (a societe anonyme).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, the Reporting Persons did not beneficially own any Shares.
Percent of class: As of December 31, 2025, the Reporting Persons beneficially owned 0% of the Issuer's outstanding Shares.
Sole power to vote or to direct the vote: As of December 31, 2025, the Reporting Persons had sole power to vote or direct the vote of 0 Shares.
Shared power to vote or to direct the vote: As of December 31, 2025, the Reporting Persons had shared power to vote or direct the vote of 0 Shares.
Sole power to dispose or to direct the disposition: As of December 31, 2025, the Reporting Persons had sole power to dispose or direct the disposition of 0 Shares.
Shared power to dispose or to direct the disposition: As of December 31, 2025, the Reporting Persons had shared power to dispose or direct the disposition of 0 Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Energy Capital Management S.a.r.l.: /s/ Barry O'Dwyer, Barry O'Dwyer/ Manager (01/29/2026)
- L1 New Energy GrowthCo S.a.r.l.: /s/ Barry O'Dwyer, Barry O'Dwyer/ Manager (01/29/2026)
- L1 New Energy HeadCo S.a.r.l.: /s/ Barry O'Dwyer, Barry O'Dwyer/ Manager (01/29/2026)
- Letterone Holdings S.A.: /s/ Barry O'Dwyer, Barry O'Dwyer/ Proxyholder (01/29/2026)